Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-188771

June 24, 2013

GDC Technology Limited

GDC Technology Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at +1-888-603-5847,  Jefferies LLC toll-free at +1-877-547-6340, or Piper Jaffray & Co. toll-free at +1-800-747-3924 (calling these numbers is not toll free outside the United States). You may also access our company’s most recent preliminary prospectus dated June 24, 2013 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1564601/000104746913007153/a2215684zf-1a.htm.

This free writing prospectus reflects the following amendment that was made in Amendment No. 3 to our company’s registration statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on June 24, 2013. All references to page numbers are to page numbers in Amendment No. 3.

Global Changes

All previous mentions of “Nasdaq Global Market” have been replaced with “NASDAQ Global Select Market”; and all previous mentions of “We have applied to list our ADSs on the Nasdaq Global Market” have been replaced with “Our ADSs have been approved for listing on the Nasdaq Global Select Market”.

The following has been added after the third paragraph on page 64:

On May 21, 2013, as a part of our Reorganization Transactions, we granted options to purchase 395,000 ordinary shares, with an exercise price of HK$2.00 (US$0.26), to our employees under our 2013 Equity Incentive Plan in exchange for options to purchase 395,000 ordinary shares issued under GDC Technology Limited (BVI)’s 2006 Share Option Scheme, with an exercise price of HK$2.00 (US$0.26). We also awarded 3,391,733 restricted shares to our director and employees under our 2013 Equity Incentive Plan in exchange for 3,391,733 restricted shares previously issued by GDC Technology Limited (BVI).  No additional share-based compensation expense is expected for such exchange because there was no incremental fair value granted.

On May 22, 2013, we awarded 5,900,000 restricted shares to our director and employees under our 2013 Equity Incentive Plan.  The fair values of restricted shares were estimated as of May 22, 2013 to be $0.87 per share, the mid-point of the estimated range of the initial public offering price.

On May 22, 2013, we granted options to purchase 19,954,000 ordinary shares to our director and employees under our 2013 Equity Incentive Plan.  The fair values of options granted on May 22, 2013 were estimated as of May 22, 2013 to be $0.54 per option which was calculated using the Binomial model. The following table sets forth the specific assumptions made by the independent valuation firm for the valuation of our grant of options:

2013
Share Price	HK$6.76 (US$0.87)
Exercise price	HK$3.00 (US$0.38)
Expected volatility	37.85%
Risk-free rate	0.81%
Expected dividend yield	nil
Likelihood of early exercise of the Director and employees	3.0 times *

* Assuming the director and employees would exercise the options once share price is 3.0 times of the exercise price, respectively.

Our share price was estimated to be $0.87 per share, the mid-point of the estimated range of the initial public offering price. Expected volatility was estimated based on the average annualized standard derivations of the continuously compounded rate of return on the share price of other companies in the similar industry on the grant date. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

We will start recognizing share-based compensation expenses associated with these awards of 5,900,000 restricted shares and grant of 19,954,000 ordinary shares commencing in the quarter ending June 30, 2013. We expect to recognize share-based compensation expenses of $0.9 million in the quarter ending June 30, 2013 and $4.9 million in the year ending December 31, 2013.

Share-based compensation expenses are recognized ratably over the related service period, reduced for estimated forfeitures of 27% for those awards not expected to vest due to employees and directors turnover. We estimate our forfeiture rate based on an analysis of our historical employee and director turnover, and we will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employees and directors turnover behavior, and other factors. Changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation expense, as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the consolidated financial statements.

The following has been added to replace the third paragraph under the heading “Leverage existing technologies to expand into complementary markets” on page 85:

We have also leveraged our relationship with China Film Giant Screen to exhibit content in the China Film Giant Screen large-screen format. The China Film Giant Screen format is one of a few large-screen formats used by Hollywood studios. China Film Giant Screen has deployed 24 units of our digital cinema servers on their large-screen format systems in China as of March 31, 2013. We also recently entered into contracts for licensing and reselling China Film Giant Screen systems in Asia (excluding China) on an exclusive basis and in the rest of the world on a non-exclusive basis. We expect to be able to derive revenue both from initial equipment sales and sharing of box office revenue for movies in the China Film Giant Screen large-screen format beginning in the second half of 2013 or in 2014.

The following has been added as the third sentence in the last paragraph on page 104:

Prometheus Capital (International) Co., Ltd. is wholly owned by Mr. Wang Sicong, a director of Dalian Wanda Group.

The following has been added after the fifth paragraph on page 139:

We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering in an amount not to exceed US$51,000.00.